06005439

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

BB 3/29

A/B 3/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

HUDSON ABEL & CO., INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVE.
(No. and Street)

N.Y. (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucas Tanner (212) 957-7760
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name – if individual, state last, first, middle name)

7 Penn Plaza Suite 830 (Address) New York (City) NY (State) 10001

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

mr 6/7

OATH OF AFFIRMATION

I, Lucas Tanner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON ABEL & CO., INCORPORATED, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Lucas Tanner

Title

Subscribed and sworn to before me

this 27th day of Feb. 2006

Basmatie Motee

Notary Public

BASMATIE MOTEE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. NO. 01MO6136418
MY COMMISSION EXPIRES 11-07-2009

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pu

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B&P

BERNSTEIN & PINCHUK LLP
Certified Public Accountants
Seven Penn Plaza
New York, NY 10001
Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

Independent Auditor's Report

Board of Directors
Hudson Abel & Co., Incorporated

We have audited the accompanying statement of financial condition of Hudson Abel & Co., Incorporated (the "Company") as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Abel & Co., Incorporated at December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein & Pinchuk LLP

Bernstein & Pinchuk LLP
New York, New York
February 22, 2006

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets	
Cash	$ 11,272
	$ 11,272

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,650
Stockholder's Equity	
Common Stock - no par value	
Authorized - 100 shares	
Issued and outstanding - 15 shares	10,031
Accumulated Deficit	(1,409)
Total stockholder's equity	8,622
	$ 11,272

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		
Investment banking fees	$	89,537
Reimbursed expenses		1,067
		90,604
Expenses		
Professional fees		40,100
Office overhead charges		5,000
Other operating expenses		7,002
		52,102
Income (loss) before income taxes		38,502
Income taxes		100
Net Income	$	38,402

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 38,402
Adjustments to reconcile net income to net cash provided by operating activities:	
Increased in cash flows as a result of changes in asset and liability account balances:	
Increase (decrease) in accounts payable	500
Net cash provided (used) by operating activities	38,902
Cash flows from Investing activities:	
None	-
Cash flow from financing activities:	
Return of capital	(18,145)
Dividends paid	(35,854)
Net cash provided (used) by financing activities	(53,999)
Net increase (decrease) in cash and equivalents	(15,097)
Cash, beginning of year	26,369
Cash, end of year	$ 11,272
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Tax	$ 100
Interest	$ -

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock No Par Value	Accumulated Deficit	Total
Balance - January 1, 2005	$ 28,176	$ (3,957)	$ 24,219
Return of capital	(18,145)	-	(18,145)
Dividends paid	-	(35,854)	(35,854)
Net income	-	38,402	38,402
Balance - December 31, 2005	$ 10,031	$ (1,409)	$ 8,622

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. Organization

Hudson Abel & Co. Incorporated (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated. In 1999 the name was changed to Hudson Allen & Co. Incorporated. In 2005 the name was changed to Hudson Abel & Co. Incorporated. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Significant accounting policies

Investment Banking and Advisory Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment advisory fees are recognized as earned.

Income Taxes

The Company's stockholders have elected to be taxes as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

3. Concentrations of credit risk

The Company maintains all of its cash in a bank account insured by the FDIC up to $100,000.

4. <u>Net Capital Requirements</u>

The Company is a registered broker-dealer and member of the National Association of Securities Dealers ("NASD") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $8,622 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .307 to 1.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITITES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Total Stockholder's equity	$	8,622
Deduction and/or changes in non-allowable assets		-
Net Capital before haircuts on security positions		8,622
Haircuts on security positions		-
NET CAPITAL	$	8,622

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Aggregate Indebtedness

Items included in the statement of financial condition		
Accounts payable and accrued expenses	$	2,650

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$	177
Minimum dollar net capital requirement	$	5,000
Minimum net capital requirement	$	5,000
Excess net capital	$	3,622
Excess net capital at 1500%	$	8,445
Excess net capital at 1000%	$	8,357

Ratio of Aggregate indebtedness to net capital .307 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	8,071
Net adjustments to aggregate indebtedness and cash balance		551
Net capital per page 7	$	8,622

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

B&P

BERNSTEIN & PINCHUK LLP
Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

Board of Directors
Hudson Abel & Co., Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Hudson Abel & Co., Incorporated (the Company), for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

B&P

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Pinchuk LLP
New York, New York
February 22, 2006